September 20, 2021 By SEDAR To: Ontario Securities Commission, as Principal Regulator under the Passport System And to: British Columbia Securities Commission Alberta Securities Commission Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission Autorité des marchés financiers Nova Scotia Securities Commission Financial and Consumer Services Commission (New Brunswick) Office of the Superintendent of Securities (Prince Edward Island) Office of the Superintendent of Securities Service Newfoundland and Labrador Office of the Superintendent of Securities (Yukon Territory) Northwest Territories Securities Office Office of the Superintendent of Securities of Nunavut Dear Sirs/Mesdames: Re: Prospectus Supplement dated September 20, 2021 to a Short Form Base Shelf Prospectus dated October 22, 2020 of Docebo Inc. (the “Issuer”) We refer you to the prospectus supplement dated September 20, 2021 (the “Supplement”) to a short form base shelf prospectus dated October 22, 2020 of the Issuer relating to the issuance of common shares of the Issuer. We consent to being named in the Supplement on the face page of the Supplement and under the headings “Legal Matters” and “Documents Filed as Part of the Registration Statement” in the Supplement and consent to the use of our legal opinion set out under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” in the Supplement, which opinion is provided as of the date of the Supplement. We have read the Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Supplement that are (i) derived from our legal opinions provided in the Supplement, or (ii) within our knowledge as a result of the services performed by us in connection with such opinions. Yours truly, (signed) “Stikeman Elliott LLP” Stikeman Elliott LLP